February 20, 2008
VIA EDGAR
Ms. Lynn Dicker
Reviewing Accountant
Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.— Mail Stop 6010
Washington, D.C. 20549

Re:	ThermoGenesis Corp.
Form 10-K for the Fiscal Year Ended June 30, 2007
File No. 333-82900
Dear Ms. Dicker:
     On behalf of ThermoGenesis Corp. (“Company”), transmitted for electronic filing with the Securities and Exchange Commission (“Commission”) are responses to the Staff’s comment letter dated February 11, 2008. Responses are numbered to correspond to the numbered comments from the Staff. We note that the comments are directed at our evaluation of disclosure in future reports, and we have not repeated the comments herein.
Form 10-K for the Fiscal Year Ended June 30, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
-(c) Liquidity and Capital Resources, page 27
1.	The Company has noted the Staff’s comment and will, to the extent applicable, expand disclosure in future filings consistent with Item 303(i), and add appropriate disclosure required by Item 305 of Regulation S-K, if appropriate.
Item 8. Financial Statements and Supplementary Date, page 28
Notes to Financial Statements, page 34
Note 1. Summary of Significant Accounting Policies, page 34
-Revenue Recognition, page 34
2.	In future filings, the Company will disclose the anticipated impact that EITF 07-1 “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property” may have on its results of operations when adopted on July 1, 2008.

Item 9A. Controls and Procedures, page 53
3.	In future filings, we will revise our disclosure under Item 9A of our Form 10-K and Item 4 of our Form 10-Qs to eliminate the superfluous language as recommended by the Staff.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me if you need additional information or have any questions.

Very truly yours, ThermoGenesis Corp. Matthew T. Plavan Chief Financial Officer

cc:	David C. Adams, Esq.
Tara Harkins
Kevin L. Vaughn